SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

OPEN COMPANY

Centrais Elétricas Brasileiras S.A. (“Company” or “Eletrobras”) hereby informs its shareholders and the market in general that, in addition to the market announcements dated June 30, 2017, July 21, 2017 and February 23, 2018, the Company's Board of Directors approved, on this date, the assets disposal plan and minimum price for the sale of interest held by Eletrobras and its subsidiaries in certain Special Purpose Entities (“SPEs”).

This transaction comprises interests in 70 (seventy) SPEs, which will be grouped in 17 lots ("Lots") and sold through an auction to be held at B3 S.A. - Brasil, Bolsa, Balcão, whose announcement will be briefly published by Eletrobras.

Of the 17 Lots object of the Auction, (i) 8 lots will be composed by 59 SPEs operating in the wind generation segment, with approximately 970 MW of installed capacity, and (ii) 9 lots will be composed of 11 SPEs that operate in the transmission segment of electric energy, with approximately 1,000 km of transmission lines and 2,450 MVA in transformation capacity, totaling R$ 2.8 billion (minimum price) in the group, equivalent to a book value of R$ 2.6 billion.

Detailed information about each SPE will be available in Data Room organized specifically for the event, whose access will be detailed in the Manual of Procedures of Diligencias, to be published.

The initiative to sell the stakes in the SPEs is part of the "Financial Discipline" pillar, one of the five pillars established in the Company's Business and Management Master Plan for the 2018-2022 five-year period, approved by the Company's Board of Directors on December 15, 2017 and widely disclosed to the market through the Relevant Fact disclosed on December 17, 2017 ("PDNG").

The purpose of this operation is to enable Eletrobras and its subsidiaries to reduce their financial leverage, reducing their Net Debt/EBITDA indicators to market levels.

Credit Suisse was hired by Eletrobras to provide advisory services for the sale of the equity interests.

The Company will keep the market informed about the subject matter of this Relevant Fact.

Rio de Janeiro, May 25, 2018

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 25, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.